07002342 )MMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 203

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67120 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION POINT CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9500 W. FLAMINGO ROAD, SUITE 204
(No. and Street)

LAS VEGAS, NV 89147
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHAVEZ & KOCH
(Name – *if individual, state last, first, middle name*)

2920 N. GREEN VALLEY PKWY, HENDERSON, NV 89014
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
**MAR 09 2007**
**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Adam R. Dolnko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision Point Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAYRA I. HERMOSILLO
COMM. #1656726
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. APRIL 7, 2010

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 203 SECTION

# VISION POINT CAPITAL, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
## AS OF DECEMBER 31, 2006

## CONTENTS

CHAVEZ & KOCH
BUSINESS CONSULTANTS &
CERTIFIED PUBLIC ACCOUNTANTS*

David Chavez, CPA
DChavez@chavezandkoch.com
TIM KOCH, CPA
TKoch@chavezandkoch.com

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Vision Point Capital, LLC:

We have audited the accompanying statement of financial condition of Vision Point Capital, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vision Point Capital, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chavez & Koch, CPA's

February 21, 2007
Henderson, Nevada

HENDERSON - MAIN OFFICE
2920 N. GREEN VALLEY PARKWAY
BLDG. 8, SUITE 821
HENDERSON, NEVADA 89014
TEL: 702.433.7075 FAX: 702.451.2863

VISION POINT CAPITAL, LLC
**STATEMENT OF FINANCIAL CONDITION**
AS OF DECEMBER 31, 2006

## ASSETS

| | | 2006 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ | 10,003 |
| Accounts receivable | | 37,500 |
| Accounts receivable - related party | | 40 |
| Total assets | $ | 47,543 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable & accrued expenses | $ | - |
| Total current liabilities | | - |
| Total liabilities | | - |
| MEMBERS' EQUITY: | | |
| Member contributions | | 18,000 |
| Retained earnings | | 29,543 |
| Total members' equity | | 47,543 |
| Total liabilities and members' equity | $ | 47,543 |

*The accompanying independent auditor's report and the notes to financial statements should be read in conjunction with this statement of financial condition.*

VISION POINT CAPITAL, LLC
**STATEMENT OF INCOME**
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | 2006 |
|---|---|---|
| REVENUES: | | |
| Professional fees | $ | 50,000 |
| Total revenues | | 50,000 |
| OPERATING EXPENSES: | | |
| Professional fees | | 586 |
| Licenses and permits | | 2,177 |
| Other expenses | | 10,624 |
| Total expenses | | 13,387 |
| NET INCOME | | 36,613 |
| Accumulated Deficit, beginning of period | | (7,070) |
| Member Distributions | | - |
| Retained Earnings, end of period | $ | 29,543 |

*The accompanying independent auditor's report and the notes to financial statements should be read in conjunction with this statement of income.*

VISION POINT CAPITAL, LLC

**STATEMENT OF CHANGES MEMBERS' EQUITY**

FOR THE YEAR ENDING DECEMBER 31, 2006

| | Member Contributions | Retained Earnings | Total |
|---|---|---|---|
| December 31, 2005 | $ 15,000 | $ (7,070) | $ 7,930 |
| January 31, 2006 | 3,000 | - | 3,000 |
| Net Income | - | 36,613 | 36,613 |
| December 31, 2006 | $ 18,000 | $ 29,543 | $ 47,543 |

*The accompanying independent auditor's report and the notes to financial statements should be read in conjunction with this statement of changes in members' equity.*

VISION POINT CAPITAL, LLC

**STATEMENT OF CASH FLOWS**

FOR THE YEAR ENDED DECEMBER 31, 2006

| | | 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Income | $ | 36,613 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Depreciation | | - |
| (Increase) decrease in assets: | | |
| Accounts receivable | | (37,500) |
| Accounts receivable - related party | | (40) |
| Prepaid expenses and other | | - |
| Increase (decrease) in liabilities: | | |
| Accounts payable & accrued expenses | | - |
| Net cash used by operating activities | | (927) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Capital expenditures | | |
| Net cash provided by (used in) investing activities | | - |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Contributions | | 3,000 |
| Net cash provided by financing activities | | 3,000 |
| Net increase in cash and cash equivalents | | 2,073 |
| Cash and cash equivalents, beginning of year | | 7,930 |
| Cash and cash equivalents, end of year | $ | 10,003 |
| SUPPLEMENTARY INFORMATION | | |
| Cash paid for interest | $ | - |

*The accompanying independent auditor's report and the notes to financial statements should be read in conjunction with this statement of cash flows.*

## NOTE 1 - ORGANIZATION AND BACKGROUND

Vision Point Capital, LLC (the "Company") was incorporated under the laws of the State of Nevada on August 2, 2005. The Company is a registered Broker-Dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers Inc. (the "NASD"). The Company provides advisory services and transaction management to middle market clients in the Western U.S.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The accompanying financial statements of Vision Point Capital, LLC have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The Company's policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

### Business

The Company clears transactions on a fully disclosed basis, does not carry customer accounts, and is exempt form Securities and Exchange Commission Rule 15(c) 3-3 under paragraph K (2)(I).

### Cash and cash equivalents

The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.

### Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, are carried at cost which approximates their fair value because of the short-term maturity of these financial instruments.

### Income Taxes

Income taxes are not recorded by the Limited Liability Company since any income or loss is allocated to the members and included in their respective income tax returns. Accordingly, no provision for income taxes has been recorded and the Limited Liability Company has no liability for income taxes.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Advertising

Advertising costs are charged to operations when incurred. Advertising costs were $200 for the year ended December 31, 2006.

### Selling, General and Administrative Expenses

Selling, general and administrative costs are charged to operations when incurred. Selling, general and administrative costs were $13,387 for the year ended December 31, 2006.

### Risks and Uncertainties

The Company's operations are subject to significant risk and uncertainties including financial, operational, regulatory, and other risks associated with an emerging business including the potential risk of business failure.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c) 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $47,543, which was $42,543 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0 to 1.

## NOTE 4 - MEMBERS' EQUITY

During the year ended December 31, 2006 members of the Company contributed a total of $3,000 to the Company. Total member contributions amounted to $18,000 as of December 31, 2006.

## NOTE 5 - RELATED PARTY TRANSACTIONS

As of December 31, 2006, the Company has a receivable from Mark Long, one of the members of the Company in the amount of $40.

During the year ended December 31, 2006, two members and officers of the Company paid certain operating expenses on behalf of the Company for which they are not seeking reimbursements.

VISION POINT CAPITAL, LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2006

## REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17(a)-5

To the Board of Directors of
Vision Point Capital, LLC:

In planning and performing our audit of the financial statements and the supplemental schedule of Vision Point Capital, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

## REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17(a)-5 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chavez & Koch, CPA's

February 21, 2007
Henderson, Nevada

# VISION POINT CAPITAL, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2006

**SCHEDULE I:**

| | 2006 |
|---|---|
| Net Capital | |
| Total members' equity | 47,543 |
| | |
| Less: Receivables from non-customers | 40 |
| | |
| Aggregate Indebtness | |
| Items included in the statement of financial condition | |
| Accounts payable & accrued expenses | - |
| | |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required | 5,000 |
| Capital in excess of minimum requirement | 42,503 |
| | |
| Ratio: aggregate indebtedness to net capital | 0% |
| | |
| Reconciliation with Company's Computation | |
| (included in Part IIA of Form X-17A-5 as of December 31): | |
| Net capital, as reported in Companies Part II (unaudited) Focus Report | 10,003 |
| Customer receivable deducted as non-allowable ownership equity | 37,500 |
| Audit reclassification of non-customer receivable | 40 |
| | 47,543 |

*The accompanying independent auditor's report and the notes to financial statements should be read in conjunction with these Computations Of Net Capital Under Rule 15(c)3-1 Of The Securities And Exchange Commission.*



END